Mail Stop 4561

April 18, 2006

K.V. Kamath
Managing Director & Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandura-Kurla Complex
Mumbai 400051, India

   **Re: ICICI Bank Limited**
     **Form 20-F for the Fiscal Year Ended March 31, 2005**
     **File No. 001-15002**

Dear Mr. Kamath:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

1.      We note you report cash flows from sales of loans as investing activities.  Please
        tell us how you determined that these cash flows should be reported as investing,
        rather than operating activities.  Describe the nature of the loans sold and when
        you make the determination to classify the loans as held-for-sale, specifically, at
        or subsequent to origination.  Refer to paragraph 9 of SFAS 102.

Note 1 – Significant Accounting Policies

Loans, page F-12

2.      We note that you classify purchased securitized receivables as "loans" on your
        Consolidated Balance Sheets.   Please tell us, and in future filings disclose, the
        following information regarding your purchased securitized receivables:

        - the nature of the purchased securitized receivables;
        - the aggregate value of purchased securitized receivables classified as
          loans for each of the periods presented; and
        - how you account for purchased securitized receivables at the date of
          purchase and on a going-forward basis.

Allowance for Loan Losses, page F-12

3.      We note that you accrete allowances recognized on account of reductions of
        future interest rates as a part of troubled debt restructurings as a credit to the
        provision for loan losses.  Please tell us:

        - the amounts of the allowance accreted during each of the periods
          presented;
        - the remaining balance to be accreted as of March 31, 2005; and
        - your basis for accreting the allowance over the tenor of the
          restructured loans.

Note 10 – Securitization Activity, page F-28

4.      Please tell us, and in future filings disclose, your accounting policy for
        subsequently measuring retained interests in securitized assets.  Refer to
        paragraph 17g (1) of SFAS 140.

5.      Please tell us, and in future filings disclose, the key assumptions used in subsequently measuring the fair value of retained interests in securitized assets. Refer to paragraph 17g (2) of SFAS 140.

Note 12 – Derivative Instruments and Hedging Activities, page F-30

6.      We note your disclosure that all of your designated hedges qualify as fair value hedges. For each fair value hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20 and 21 of SFAS 133. Specifically address the following for each fair value hedging relationship:

- the nature and terms of the hedged item or transaction;
- the nature and terms of the derivative instruments;
- the specific documented risk being hedged; and
- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

7.      Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Note 27 – Employee Stock Option Plan, page F-45

8.      We note that you did not record compensation expense related to the issuance of options to purchase shares of 3i Infotech and ICICI OneSource Limited because the exercise prices of the options equaled the fair value of the shares on the grant date. We also note that the shares are not quoted on exchanges. Please tell us how you estimated the fair value of the shares.

\* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Sharon Blume
Reviewing Accountant